Sticker to Prospectus

The Prospectus for Axion Power International, Inc. consists of (1) this sticker, and (2) the Prospectus, which is dated August 12, 2008, which contains information related to the current status of the offering and updates certain financial information of Axion Power International, Inc. to September 30, 2008.

Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-150901

SUPPLEMENT NO. 1
DATED NOVEMBER 21, 2008

TO PROSPECTUS DATED
August 12, 2008

Summary

We are providing you with this Supplement No. 1, dated November 21, 2008, to update the Prospectus, dated August 12, 2008.  The information in this Supplement No. 1 supplements, modifies and supersedes some of the information contained in the Axion Power International, Inc. (“Axion”) Prospectus.

The primary purposes of this Supplement No. 1 are to:

•	Describe the current status of the offering; and

•	Update certain financial information of Axion to September 30, 2008.

Current Status of the Offering

There have been no shares sold under this Prospectus.

Compensation Paid to Affiliates and Certain Non-Affiliates

None.

Certain Financial Information of Axion Power International, Inc. for the Quarter Ended September 30, 2008
AXION POWER INTERNATIONAL, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(A Development Stage Company)

	September 30, 2008	December 31, 2007
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$7,962,757	$671,244
Accounts receivable	87,443	133,646
Other receivables	77,306	341,801
Inventory	1,110,236	375,635
Prepaid expenses	56,437	82,102
Total current assets	9,294,179	1,604,428

Property & equipment, net	2,977,309	2,119,252
Other receivables, non-current	31,862	-
TOTAL ASSETS	$12,303,350	$3,723,680

LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$1,174,811	$1,573,436
Other current liabilities	593,367	583,591
Notes payable to related parties	-	2,259,826
Liability to issue equity instrument	-	106,183
Total current liabilities	1,768,178	4,523,036

Deferred revenue	772,628	840,945
Total liabilities	2,540,806	5,363,981

Stockholders' Equity:
Convertible preferred stock-12,500,000 shares authorized

Senior preferred - 1,000,000 shares designated 137,500 issued and outstanding (137,500 in 2007)	1,620,346	1,515,376

Series A preferred - 2,000,000 shares designated 718,997 shares issued and outstanding (822,997 in 2007)	9,202,279	9,802,894

Common stock-50,000,000 shares authorized $0.0001 par value 26,414,437 issued & outstanding (16,248,298 in 2007)	2,641	1,625

Additional paid in capital	45,987,403	25,768,331

Deficit accumulated during development stage	(46,816,053)	(38,498,704)
Cumulative foreign currency translation adjustment	(234,072)	(229,823)
Total Stockholders' Equity	9,762,544	(1,640,301)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$12,303,350	$3,723,680

The accompanying notes are an integral part of these condensed consolidated financial statements.

AXION POWER INTERNATIONAL, INC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(A Development Stage Company)
UNAUDITED

	Three Months Ended		Nine Months Ended		Inception
	September 30,		September 30,		(9/18/2003) to
	2008	2007	2008	2007	September 30, 2008

Revenues	$149,441	$135,059	$541,248	$432,650	$1,350,536
Manufacturing costs	596,004	268,302	1,243,737	694,397	2,932,605
Gross (loss)	(446,563)	(133,243)	(702,489)	(261,747)	(1,582,069)

Expenses
Selling, general & administrative	993,479	985,257	4,172,675	2,722,081	17,341,867
Research & development	518,976	303,051	1,460,952	981,308	10,604,185
Impairment of assets	-	(6,929)	-	-	1,391,485
Interest expense - related party	(2,500)	135,560	1,175,370	135,560	2,189,857
Derivative revaluation	-	(59,358)	(2,844)	(59,358)	362,508
Mega C Trust Share Augmentation (Return)	-	-	-	-	400,000
Interest & other income, net	(42,961)	(451)	(34,524)	(46,969)	(511,452)
Net loss before income taxes	(1,913,557)	(1,490,373)	(7,474,118)	(3,994,369)	(33,360,519)

Income Taxes	-	-	-	-	83,469
Deficit accumulated during development stage	(1,913,557)	(1,490,373)	(7,474,118)	(3,994,369)	(33,443,988)

Less preferred stock dividends and beneficial conversion feature	(270,944)	(492,089)	(843,230)	(7,902,251)	(13,372,065)
Net loss applicable to common shareholders	$(2,184,501)	$(1,982,462)	$(8,317,348)	$11,896,620)	$(46,816,053)

Basic and diluted net loss per share	$(0.08)	$(0.12)	$(0.39)	$(0.73)	$(3.09)

Weighted average common shares outstanding	26,045,156	16,747,298	21,263,533	16,247,299	15,127,333

The accompanying notes are an integral part of these condensed consolidated financial statements.

AXION POWER INTERNATIONAL, INC
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(A Development Stage Company)
UNAUDITED

	Nine Months Ended		Inception
	September 30,		(9/18/2003) to
	2008	2007	9/30/2008

Cash Flows from Operating Activities:
Deficit accumulated during development stage	$(7,474,118)	$(3,994,369)	$(33,443,988)

Adjustments required to reconcile deficit accumulated during development stage to cash flows used by operating activities

Depreciation	125,356	119,253	478,838
Impairment of assets	-	-	1,391,486
Non-cash interest expense	906,096	91,079	1,868,468
Derivative revaluations	(2,844)	(59,358)	362,508
Equity instruments issued for services	626,937	337,499	4,115,731
Mega C Trust Share Augmentation (Return)	-	-	400,000

Changes in Operating Assets & Liabilities
Accounts receivable	46,203	(57,480)	(94,314)
Other receivables	271,022	66,236	(48,819)
Prepaid expenses	25,665	34,233	(53,849)
Inventory	(734,601)	(250,645)	(1,110,237)
Accounts payable	(398,625)	160,302	2,829,455
Other current liabilities	9,776	(367,848)	614,497
Deferred revenue and other	(2,370)	732,550	838,575
Liability to issue equity instruments	-	130,589	178,419
Net cash used by operating activities	(6,601,503)	(3,057,959)	(21,673,229)

Cash Flows from Investing Activities
Short and long term notes, net	(38,389)	-	(1,255,405)
Purchase of property & equipment	(1,049,359)	(982,698)	(3,431,327)
Investment in intangible assets	-	-	(167,888)
Net cash used by investing activities	(1,087,748)	(982,698)	(4,854,620)

Cash Flow from Financing Activities
Proceeds from related party debt, net	(1,483,485)	173,023	5,179,771
Proceeds from sale of common stock; net of costs	16,468,500	-	20,185,905
Proceeds from exercise of warrants	-	-	1,655,500
Proceeds from sale of preferred stock, net of costs	(0)	390,500	7,472,181
Net cash provided by financing activities	14,985,015	563,523	34,493,357

Net Change in Cash and Cash Equivalents	7,295,764	(3,477,134)	7,965,509
Effect of Exchange Rate on Cash	(4,251)	21,100	(2,752)
Cash and Cash Equivalents - Beginning	671,244	3,610,280	-
Cash and Cash Equivalents - Ending	$7,962,757	$154,246	$7,962,757

The accompanying notes are an integral part of these condensed consolidated financial statements.

 AXION POWER INTERNATIONAL, INC.
(A Development Stage Company)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

The unaudited interim financial statements presented herein have been prepared in accordance with the accounting policies described in Axion Power International, Inc.’s Annual Report on Form 10-KSB, for the year ended December 31, 2007, and should be read in conjunction with the Notes that appear in that report. Unless otherwise noted, the terms “the Company,” “our Company,” “we,” “us,” and “our” refer to Axion Power International, Inc. and its subsidiaries. These condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Axion Power Corporation (“APC”), Axion Power Battery Manufacturing Inc. (“APB”) and C&T Co. Inc. (“C&T”).

In the opinion of management, the information furnished in this Form 10-Q reflects all adjustments necessary for a fair statement of the financial position and results of operations and cash flows as of and for the period ended September 30, 2008 and 2007, as well as the cumulative period from inception through September 30, 2008. Certain adjustments are of a normal recurring nature. Operating results for the interim period are not necessarily indicative of results expected for the year ending December 31, 2008.

2.	New Accounting Policies and Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. However, on February 12, 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-2, “Effective Date of FASB Statement No. 157,” (“FSP No. 157-2”), which delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP No. 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within scope of FSP No. 157-2. The Company does not believe that the adoption of SFAS No. 157 will have a material impact on its condensed consolidated financial statements. On October 10, 2008, the FASB issued FSP No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active, (“FSP 157-3”) that clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial assets is not active. The FSP 157-3 is applicable to the valuation of auction-rate securities held by the Company for which there was no active market as of September 30, 2008. FSP 157-3 is effective upon issuance, including prior periods for which the financial statements have not been issued. The adoption of FSP 157-3 during the three month period ending September 30, 2008 did not have a material impact on the Company’s consolidated results of operations or financial condition.
In February 2007, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115,” (“SFAS 159”), was issued. This standard allows a company to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities on a contract-by-contract basis, with changes in fair value recognized in earnings. The provisions of this standard are effective as of the beginning of our fiscal year 2008, with early adoption permitted. The adoption of SFAS 159 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), Business Combinations and Statement of Financial Accounting Standards No. 160, Accounting and Reporting of Non-controlling Interest in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 141(R)” and “SFAS 160”, respectively). These new standards will significantly change the accounting for and reporting of business combinations and non-controlling (minority) interests in consolidated financial statements. SFAS 141(R) and SFAS 160 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the impact of adopting SFAS 141(R) and SFAS 160 on its consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

In December 2007, the Commission issued Staff Accounting Bulletin No. 110 (“SAB 110”). SAB 110 permits companies to continue to use the simplified method, under certain circumstances, in estimating the expected term of “plain vanilla” options beyond December 31, 2007. SAB 110 updates guidance provided in Staff Accounting Bulletin No. 107 that previously stated that the Commission would not expect a company to use the simplified method for share option grants after December 31, 2007. The Company will continue to use the simplified method until it has sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term of its options.

In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 161, "Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133”. SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009. The Company is currently evaluating the impact of SFAS 161 on its consolidated financial statements, but does not expect it to have a material effect.

In May 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 162, "The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The Company is currently evaluating the impact of SFAS 162 on its consolidated financial statements, but does not expect it to have a material effect.

In May 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 163, "Accounting for Financial Guarantee Insurance Contracts-an interpretation of FASB Statement No. 60" (“SFAS 163”). SFAS 163 interprets Statement 60 and amends existing accounting pronouncements to clarify their application to the financial guarantee insurance contracts included within the scope of this Statement. SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for some disclosures about the insurance enterprise’s risk-management activities. This Statement requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period (including interim periods) beginning after issuance of this Statement. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009. The Company is currently evaluating the impact of SFAS 163 on its consolidated financial statements, but does not expect it to have a material effect.

3.	Warrants

The following table provides summary information on warrants outstanding as of September 30, 2008. During 2008, we issued 3,405 5-year warrants with an exercise price of $2.35 to accredited investors in conjunction with the financing of new debt, pursuant to the terms of the 2007 Bridge Loan Agreement. An additional 93,822 5-year warrants with a $2.35 strike price were issued as part of the loan extensions offered under the terms of this same 2007 Bridge Loan agreement, and 580,940 5-year warrants with a strike price of $2.60 were issued pursuant to the conversion terms of the 2007 Bridge Loan agreement, whereby the investors were given the opportunity to convert their loans into the same unit offering as the closed offering with The Quercus Trust. See the “Recent Financing Activities” footnote below.  During the first 6 months of 2008, 1,485,714 5-year warrants were issued in partial payment of a FINRA broker commission for services related to the securities purchase by the Quercus Trust (“Quercus”). These $2.60 warrants valued at $1,193,735 are scheduled to expire by June 29, 2013. Additionally, 10,000,000 warrants were issued to Quercus in connection with the purchase of units comprised of the Company’s common stock plus warrants, to purchase the Company’s stock as discussed in “Recent Financing Activities” below.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

	Shares	Weighted average exercise price	Weighted average remaining contract term (years)
Warrants outstanding at December 31,2007	2,588,391	$4.39	2.1
Granted	12,163,881	$2.60	5.0
Exercised	-	$-	-
Forfeited or lapsed	(473,500)	$2.00	0
Warrants outstanding at September 30, 2008	14,278,772	$2.94	4.2

4.	Preferred Stock

The Company’s certificate of incorporation authorizes the issuance of 12,500,000 shares of blank check preferred stock. The Company’s board of directors has the power to establish the designation, rights and preferences of any preferred stock. Accordingly, the board of directors has the power, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock.

At September 30, 2008, 137,500 shares of 8% Cumulative Convertible Senior Preferred stock were issued and outstanding. During 2008, $104,970 in dividends was accrued, bringing the stated value of that preferred stock to $13.23 / share.

During 2008, 104,000 shares of Series A Convertible Preferred Stock were converted to the Company’s common stock, par value $0.0001 per share. A 20% dividend rate was accrued to the account of the shareholder through December 2007. Beginning in March 2008 upon bringing our filing status current, the dividend accrual reduced to 10%. At September 30, 2008, 718,997 shares of Series A Convertible Preferred stock were issued and outstanding. During 2008, $738,260 in dividends was accrued, bringing the stated value of that preferred stock to $13.25 / share.

5.	Equity Compensation

In December 2004, the Financial Accounting Standards Board issued FASB 123R, “Share-Based Payment” (“SFAS 123R”). SFAS 123R supersedes SFAS 123, and Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (“APB 25”) and its related implementation guidance. On January 1, 2006, the Company adopted the provisions of SFAS 123R using the modified prospective transition method. Under this method, compensation expense is recorded for all stock based awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding as of the beginning of the adoption. Prior periods have not been restated for the effects of SFAS 123R. Under SFAS 123R, employee-compensation expense related to stock based payments are recorded over the requisite service period based on the grant date fair value of the awards.

The Company’s accounting policy for equity instruments issued to consultants and vendors in exchange for goods and services follows the provisions of EITF 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” and EITF 00-18 “Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees.” The measurement date for fair value of the equity instruments is determined by the earlier of (i) the date at which commitment for performance by the vendor or consultant is reached or (ii) the date at which the consultant or vendor’s performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement.

The Company has adopted an incentive stock option plan covering an aggregate of 2,000,000 shares of common stock that authorizes a variety of awards including incentive stock options, non-qualified stock options, shares of restricted stock, shares of phantom stock and stock bonuses. The Company has also adopted an outside directors’ stock option plan covering an aggregate of 500,000 shares of common stock which provides that each eligible director will automatically be granted an option to purchase shares having an aggregate fair market value on the date of grant of twenty thousand dollars ($20,000) for each year of his term in office. From time to time, based on the recommendations of the compensation committee of the board of directors, the Company enters into non-plan equity incentive agreements with officers, employees, attorneys and third party consultants.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

During the period ended September 30, 2008, the Company issued a total of 610,000 contractual stock options as follows:

In March 2008 and June 2008 then Chief Financial Officer, Andrew Carr Conway, Jr., was granted additional contractual options under the same terms as his 2007 employment contract. These options to purchase 40,000 shares of common stock are exercisable at $4.50 per share. The shares were granted as part of a 2007 contract extension that covered the period through July 4, 2008 at which point Mr. Conway duties were fulfilled and he left the employ of the Company. These two-year options are valued at $20,625 utilizing the Black-Scholes-Merton option pricing model with the full amount recorded as compensation in 2008.

In June 2008, Equity Awards were issued as part of a restructuring of key employee contracts that was designed to provide for the long term stability of the Company:

Our Chief Executive Officer, Thomas Granville, was granted a contractual option to purchase an additional 90,000 shares of our common stock at a price of $2.50 per share. The options vest prorated over the 24-month term of his contract, and are exercisable for a period of five years from the vesting date. These options are valued at $79,872, utilizing the Black-Scholes-Merton option pricing model with $23,296 of compensation expected to be recorded in 2008.

Our Chief Technical Officer, Edward Buiel, was granted a contractual option to purchase an additional 100,000 shares of our common stock at a price of $2.50 per share. The options cliff vest on May 31, 2011, and are exercisable for a period of five years from the vesting date. These options are valued at $95,436, utilizing the Black-Scholes-Merton option pricing model with $18,557 of compensation expected to be recorded in 2008.

Our Chief Financial Officer, Donald Hillier, was granted an option to purchase 180,000 shares of our common stock. The exercise price of the option is $2.50 per share and the option vests at the rate of 5,000 shares per month through the term of the Employment Agreement and are exercisable for a period of 5 years from the vesting date. These options are valued at $179,244, utilizing the Black-Scholes-Merton option pricing model with $34,853 of compensation expected to be recorded in 2008.

Three employees were granted contractual options to purchase an additional 200,000 shares of our common stock at a price of $2.50 per share. 5,000 of these options vested in June upon execution of the employment contracts, with the balance cliff vesting on June 15, 2011, and are exercisable for a period of three years from the vesting date. These options are valued at $165,041, utilizing the Black-Scholes-Merton option pricing model with $34,222 of compensation expected to be recorded in 2008.

The assumptions noted in the following table were used for the options granted for the period ended September 30, 2008.

Risk-free interest rate	3.4%
Dividend yield	0
Expected volatility	50.5%
Expected term (in years)	5.0

The compensation cost that has been charged against income for options was $227,507 for the period ended September 30, 2008. The impact of this expense was to increase basic and diluted loss per share by $0.011 for the period ended September 30, 2008. The adoption of SFAS 123R did not have an impact on cash flows from operating or financing activities.

A tax deduction is recognized for non-qualified stock options when the options are exercised. The amount of this deduction will be the excess of the fair value of the Company’s common stock over the exercise price at the date of exercise. Accordingly, there is a deferred tax asset recorded related for the tax effect of the financial statement expense recorded. The tax effect of the income tax deduction in excess of the financial statement expense will be recorded as an increase to additional paid-in capital. Due to the uncertainty of the Company’s ability to generate sufficient taxable income in the future to utilize the tax benefits of the options granted, the Company has recorded a valuation allowance to reduce gross deferred tax asset to zero. As a result for the period ended September 30, 2008, there is no income tax expense impact from recording the fair value of options granted. There is no tax deduction allowed by the Company for incentive stock options held to term.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The following table provides summary information on all outstanding options as of September 30, 2008, based on the grant date for options.

	Shares	Weighted average exercise price	Weighted average fair value	Weighted average remaining contract term (years)	Aggregate intrinsic value
Options outstanding at December 31,2007	1,850,885	$4.81	$1.00	2.7
Granted	610,000	$2.63	$0.89	5.2
Exercised	(0)	$0.00	$0.00	-
Forfeited or lapsed	(0)	$0.00	$0.00	-
Options outstanding at September 30, 2008	2,460,885	$4.27	$0.98	3.0	$0
Options exercisable at September 30, 2008	1,627,885	$4.76	$0.94	1.6	$0

The weighted-average grant date fair value of options granted during the period ended September 30, 2007 was $.75. The total intrinsic value of options exercised during the period ended September 30, 2007 was $0.00.

The following table provides summary information on all non-vested stock options as of September 30, 2008

	All Plan & Non-Plan Compensatory Options
	Shares	Weighted average grant date fair value
Options subject to future vesting at December 31,2007	408,500	$1.25
Options granted	610,000	$0.89
Options forfeited or lapsed	(0)	$-
Options vested	(185,500)	$1.00
Options subject to future vesting at September 30, 2008	833,000	$1.04

As of September 30, 2008, there was $865,820 of unrecognized compensation related to non-vested options granted under the plans. The Company expects to recognize the cost over a weighted average period of 1.5 years. The total fair value of options which newly vested during the period ended September 30, 2008 was $185,182 ($236,054 during the comparable period ended September 30, 2007).

6.	Earnings/Loss Per Share

Basic earnings per share is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) for the period. Diluted earnings per share are computed by assuming that any dilutive convertible securities outstanding were converted, with related preferred stock dividend requirements and outstanding common shares adjusted accordingly. It also assumes that outstanding common shares were increased by shares issuable upon exercise of those stock options for which the market price exceeds the exercise price, less shares which could have been purchased by us with the related proceeds. In periods of losses, diluted loss per share is computed on the same basis as basic loss per share as the inclusion of any other potential shares outstanding would be anti-dilutive.

If the Company had generated earnings during the period ended September 30, 2008, the Company would have added 9,614,969 common equivalent shares to the weighted average shares outstanding to compute the diluted weighted average shares outstanding. If the Company had generated earnings during the period ended September 30, 2007, the Company would have added 8,988,786 common equivalent shares to the weighted average shares outstanding to compute the diluted weighted average shares outstanding.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

7.	Comprehensive Income and Significant Non-Cash Transactions

Statement of Financial Accounting Standard No. 130, “Reporting Comprehensive Income,” establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources.

The components of comprehensive loss for the year-to-date periods ended September 30, 2008 and 2007 are as follows:

	2008		2007
Deficit accumulated during development stage	$	(8,317,348)	$	(11,896,620)
Foreign currency translation adjustment	$	(4,249)		$21,099
Comprehensive Income/(loss)	$	(8,321,597)	$	(11,875,521)

The following table provides summary information on our significant non-cash investing and financing transactions during the year-to-date periods ended September 30, 2008 and 2007.

	2008	2007
Satisfaction of 2007 liability to issue equity instruments	$103,339	$-
Preferred converted to common stock	$1,338,875	$-
Preferred Dividends attributable to warrant modifications	$-	$164,179
Dividend accrued to preferred stock - Senior	$104,970	$96,948
Dividend accrued to preferred stock - Series A	$738,260	$1,308,667
Warrants issued for commission on sale of stock	$1,193,735	$53,230
Beneficial conversion feature on preferred stock	$-	$6,496,634
Fair value of warrants issued with related party note	$601,753	$130,589
Origination fees issued with related party note	$7,500	$-
Notes payable converted to common stock	$1,072,916	$-
Interest converted to common stock	$7,768

8.	Commitments and Contingencies

Employment Agreements: We have entered into executive employment agreements with Thomas Granville, Edward Buiel, Andrew Carr Conway, Jr., Robert Nelson and Donald T. Hillier; however, our agreement with Mr. Conway terminated on July 4, 2008. These agreements generally require each executive to devote substantially all of his business time to our affairs, establish standards of conduct, prohibit competition with our company during their term, affirm our rights respecting the ownership and disclosure of patents, trade secrets and other confidential information, provide for the acts and events that would give rise to termination of such agreements and provide express remedies for a breach of the agreement. Each of our executives will participate, without cost, in our standard employee benefit programs, including medical/hospitalization insurance and group life insurance, as in effect from time to time. Each of the covered executives will generally receive an automobile allowance and reimbursement for all reasonable business expenses incurred by him on behalf of the Company in the performance of his duties. The provisions of the individual agreements set forth in the following table:

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Name	Position	Date	Term	Salary	Options	Price	Vesting	Stock
Thomas Granville (1)	CEO	6/23/08	2-year	$324,000	90,000	$2.50	Monthly	0
Donald T. Hillier (2)	CFO	6/18/08	3-year	$150,000	180,000	$2.50	Monthly	90,000
Dr. Edward Buiel (3)	VP and CTO	6/23/08	2-year	$180,000	100,000	$2.50	05/31/10	80,000
Andrew Carr Conway, Jr. (4)	Former CFO	8/31/07	6 months	$180,000	120,000	$4.50	Monthly	0
Dr. Robert Nelson (5)	VP Mfg. Eng.	12/1/07	2-year	$132,000	108,000	$5.00	Monthly	36,000

1.
Thomas Granville. On June 23, 2008, we entered into an Executive Employment Agreement with Thomas Granville as Chief Executive Officer. Pursuant to this agreement, Mr. Granville receives a monthly base salary of $27,000 for the period commencing June 1, 2008, and terminating May 31, 2010. Mr. Granville’s base salary is subject to annual review, and such salary is subject to renegotiation on the basis of Mr. Granville’s and the Company’s performance. In addition, Mr. Granville received a signing bonus of $250,000, paid 50% within ten (10) days of the execution of the agreement and 50% upon receipt of the final $10,000,000 investment from the Quercus Trust. The Company also granted Mr. Granville an option to purchase 90,000 shares of our common stock at a price of $2.50 per share at a vesting rate of 3,750 shares per month through the term of the agreement. Mr. Granville is eligible to participate in any executive compensation plans adopted by the shareholders of the Company and the Company's standard employee benefit programs.

2.
Donald T.  Hillier.  On June 18, 2008, we entered into an Executive Employment Agreement with Donald T. Hillier as Chief Financial Officer.  Pursuant to this agreement, Mr. Hillier receives a monthly base salary of $12,500 for the period commencing June 16, 2008, and terminating June 15, 2011.  Mr. Hillier's base salary is subject to review after six (6) months and then on an annual basis thereafter, and such salary is subject to renegotiation on the basis of Mr. Hillier's and the Company's performance.  The Company also granted to Mr. Hillier 90,000 shares of common stock which will vest in equal 30,000 share amounts on June 16 of each of 2009, 2010 and 2011.  In addition, Mr. Hillier was granted an option to purchase 180,000 shares of common stock at a price of $2.50 per share at a vesting rate of 5,000 shares per month through the term of the agreement.  Mr. Hillier is eligible to participate in any executive compensation plans adopted by the shareholders of the Company and the Company's standard employee benefit programs.

3.
Edward Buiel, Ph.D. On June 23, 2008, we entered into an Executive Employment Agreement with Dr. Edward Buiel as Vice President and Chief Technology Officer. Pursuant to this agreement, Dr. Buiel receives a monthly salary of $15,000 for the period commencing June 1, 2008 and terminating May 31, 2010. Dr. Buiel’s base salary is subject to annual review, and such salary is subject to renegotiation on the basis of Dr. Buiel’s and the Company’s performance. In addition, Dr. Buiel received a signing bonus of $110,000, paid 90% within ten (10) days of the execution of the agreement and 10% upon the receipt of the final $10,000,000 investment from the Quercus Trust. Also, if Dr. Buiel is still employed with the Company on June 1, 2011, he will receive a bonus of $50,000, notwithstanding any other bonus arrangement. The Company also reconfirmed Dr. Buiel’s option to purchase 100,000 shares of our common stock, which had been previously granted in his prior Executive Employment Agreement dated December 29, 2006. These existing options remain exercisable at a price of $3.75 per share and shall vest 50% on December 29, 2009 and 50% on December 29, 2010 assuming Dr. Buiel is still employed by the company on each of those respective dates. In addition, Dr. Buiel was granted an option to purchase 100,000 shares of our common stock in recognition of the opportunity cost associated with the one year extension of his new Executive Employment Agreement. These options are exercisable at a price of $2.50 per share and shall vest on May 31, 2011. Dr Buiel was also granted 80,000shares of common stock, of which 30,000 vests on December 29, 2009, and 50,000 will vest on May 31, 2011. Dr. Buiel is eligible to participate in any executive compensation plans adopted by the shareholders of the Company and the Company's standard employee benefit programs. Certain of these equity awards were awarded under Dr. Buiel’s 2006 employment agreement and the terms of such awards have been incorporated into his new Executive Employment Agreement.

4.
Andrew C. Conway, Jr. Under the terms of his employment agreement effective August 2007, which had an original term of six months, Mr. Conway received an annualized salary of $180,000, bonuses as determined by the compensation committee and an option to purchase 10,000 shares of our common stock at a price of $4.50 per share for each month of service. 30,000 options vested with the execution of the contract, and the balance vest periodically over the remainder of the contract. The contract automatically renewed for an additional six month term ending August 31, 2008. A total of 120,000 options were awarded under the extended contract. Mr. Conway served as the Company’s CFO through June 2008, and his employment agreement terminated, as mutually agreed, on July 4, 2008.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

5.
Dr. Robert F. Nelson. Under the terms of his employment agreement effective December 2007, which has a term of two years, Dr. Nelson receives an annual salary of $132,000 and bonuses as determined by the compensation committee. In addition, Dr. Nelson receives an option to purchase 108,000 shares of our common stock at a price of $5.00 per share and 36,000 shares of restricted common stock, each that vest over three years from the effective date of his employment agreement.

We have no retirement plans or other similar arrangements for any directors, executive officers or employees.

9.	Related Party Transactions

Options and Warrants: In conjunction with loan obligations carried over from 2007, the Company satisfied the remainder of its obligations to issue 397,750 warrants to two of its directors. Because of the delay in processing, these 3 year warrants, exercisable at a price of $6.00, are being issued with an expiration date of March 31, 2011. Due to lower stock prices at the time of modification, the modification of these instruments resulted in a net decrease in fair value of these instruments. Decreases in fair value of embedded options resulting from a modification should not be recognized and accordingly are not reflected on the Company’s financial statements.

Interest Expense: Interest expense recognized for the period ended September 30, 2008 in connection with certain notes payable to related parties amounted to $1,175,370. Of this total $277,045 relates to the interest coupon and $878,325 to the amortization of note discount associated with loan origination fees and detachable warrants. The amounts reported under the related party caption on the face of the financial statement includes payments to four accredited investors with certain associations to related parties.

10.	Recent Financing Activities

Bridge Loan Financing In November of 2007 we structured short term secured bridge loan arrangements in increments of $100,000, the "Bridge Loans" with certain of our directors, officers and significant investors, such loans to bear interest at the rate of 14% and were secured by all of our assets, including our intellectual property and all of the equipment and inventory assets of our wholly-owned subsidiary, Axion Power Battery Manufacturing Inc. Total funding received under the Bridge Loans was approximately $2,640,000, of which $100,000 was received in 2008.

The Bridge Loans had an original maturity date of March 31, 2008, with three extensions of the maturity date at the option of the Company, with higher interest rates to apply to each such extension. On March 31, 2008, we sent notice to the investors of our intention to extend the loan until April 30, 2008. In accordance with the option terms contained in the loan agreement, three of the investors chose to convert a total of $328,984 into equity under the same terms offered to Quercus. One of these investors later rescinded his election, opting for repayment. This resulted in a net conversion of $276,484 into equity under the same terms offered to Quercus. The extension entitled the remaining investors to earn an additional 1% extension fee based on the original loan amount and interest at the annual rate of 15%. On April 29, 2008, we sent notice to the investors of our intention to extend the loan until May 31, 2008. The extension entitles investors to earn an additional 1% extension fee based on the original loan amount and interest at the annual rate of 16%.  On May 29, 2008, a related party converted $4,200 of his Bridge Loan into equity under the same terms offered to Quercus, with the balance repaid under the terms of the note for the Bridge Loan. On May 30, 2008, we sent notice to the remaining investors of our intentions to extend the loan until June 30, 2008. The interest rate during the extension period increased to 18% with an extension fee equal to 2% of the original loan and an extension fee of 2% of the original loan was paid to the holders of the Bridge Loans. A loan origination fee was paid equal to 8% of the original loan. The origination fee decreased by one-half percent each week after December 15, 2007 until the loan closed on January 7, 2008. Warrants exercisable at $2.35 until December 31, 2012 are included. For each $100,000 increment of the Bridge Loan, the investors were issued warrants as follows: 3,405 warrants upon occurrence of the secured bridge loan:
851 additional warrants upon the extension of the loan to April 30, 2008; 1,276 additional warrants upon extension of the loan to May 31, 2008 and 2,128 additional warrants upon extension of the loan to June 30, 2008. Typical anti-dilution provisions apply to the warrants as do piggyback registration rights.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

On June 30, 2008, a director, exercising his rights to convert under the same terms converted $800,000 of indebtedness under the Bridge Loans into 380,952 shares of common stock and warrants to purchase 380,952 shares of common stock at an exercise price of $2.60 per share, such warrants will expire on June 29, 2013. The remaining balance due, $1,235,028 , of indebtedness from the Bridge Loans was repaid on July 1, 2008 with a portion of the proceeds from the Final Quercus Investment (as described below). The Bridge Loans have been fully repaid or converted, and there is no remaining indebtedness under these instruments.

The Quercus Investment On January 14, 2008, we entered into the Securities Purchase Agreement with Quercus, pursuant to which we agreed to issue to Quercus up to 8,571,429 shares of our common stock, together with a five year common stock purchase warrants that will entitle the holder to purchase up to 10,000,000 additional shares of our common stock.

At the initial closing on January 14, 2008, Quercus invested $4.0 million in exchange for 1,904,762 shares and warrants to purchase an additional 2,857,143 shares at an exercise price of $2.60 per share. At the second closing on April 17, 2008, Quercus invested an additional $4.0 million in exchange for 1,904,762 shares of our common stock and warrant to purchase an additional 2,380,953 shares of at an exercise price of $2.60 per share.

On June 30, 2008, the Company completed the third and final tranche of the Quercus investment, whereby Quercus invested $10.0 million in exchange for 4,761,905 shares of our common stock and warrants to purchase an additional 4,761,905 shares of stock at an exercise price of $2.60 per share. All of the warrants issued to Quercus expire by June 29, 2013. A portion of the proceeds of the June 30, 2008 financing were used to retire the remainder of the $2,640,000 December 2007 Bridge Loan that the Company had previously entered into. By June 30, certain of the bridge lenders had converted $1,080,000 into 514,611 shares of common stock and warrants to purchase 580,940 shares of common stock at an exercise price of $2.60 per share. The warrant expires on June 29, 2013 and the entire conversion was under the same terms as the Quercus investment. As a result of conversion and repayment, the December 2007 Bridge Loans have been completely retired, extinguishing all indebtedness under those instruments as of July 1, 2008

The warrants contain conventional anti-dilution provisions for adjustment of the exercise price in the event we issue additional shares of our common stock or securities convertible into common stock (subject to certain specified exclusions) at a price less than $1.00 per share.

11.	Subsequent Events

On October 6, 2008, the Company received notice that it is the recipient of a federal grant in the amount of $1,200,000 for development of new lightweight, highpowered batteries used in vehicles operated by the U.S. Marine Corps. In December of 2006 and January of 2007, the Company presented its unique technology to branches of the Armed Forces. In February of 2007, after receiving a letter of support from the Office of Naval Research, the Company submitted a proposal to the Department of Defense. The proposal to further study the applicability of the Company’s PbC technology for use in military assault vehicles was sponsored by Congressman Jason Altmire . The grant was not approved in the 2008 federal budget, but was resubmitted and approved in the 2009 budget and the Company received formal notice on October 6, 2008. The potential 3 year $5,000,000 grant has an initial year funding of $ 1,200,000. and Congressman Altmire personally presented Axion with a replica check in early October. Under the grant program, the Company and the Navy and Marine Corps will study the feasibility of utilizing one of the Company's PbC products in their assault and silent watch vehicles.  The next phase is the joint development and testing of the product, which is expected to be lighter in weight and more powerful in discharge than some of the existing products in use.

On October 15, 2008, the Company filed its Definitive Proxy Statement for its Annual Meeting of Shareholders to be held on November 12, 2008 on Schedule 14A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

On November 3, 2008, the Company received the first purchase order in what will be a series of "confirming purchase orders and delivery release" pursuant to an agreement  for toll contract manufacturing of standard flooded lead acid batteries for a large North American lead acid battery company . The initial three types of batteries covered in this purchase order have successfully completed customer testing, and shipment is expected to begin in November of this year. . The initial purchase order calls for the shipment of  92,250 batteries, spread fairly equally over 11 months, with  a total aggregate base purchase price of $6,400,000.  Raw materials will have an agreed upon base price with  regular adjustments (not less than monthly) to account for market price fluctuations, which could cause fluctuations in the final purchase invoice.  The Company has begun preparations for the next set of battery types scheduled for customer acceptance and shipping beginning in the first quarter of 2009.  When all anticipated battery types are phased in, which is anticipated to occur by the end of the second quarter in 2009, the anticipated battery production for this contract will be approximately 50,000 units per month.  All production will take place on an ancillary "flooded battery line" so the production will not reduce capacity from the Company’s development of its proprietary PbC technologies, which will utilize the primary "AGM battery line" for production.

The Cypress Avenue Partners, LLC litigation was settled on November 7, 2008, with the exchange of general releases and certain consideration, which is not deemed to be material.